Exhibit 99.1

Safe Bulkers, Inc. Announces Agreement for Early Termination of Existing Charter in Exchange for Compensation

ATHENS, GREECE – December 21, 2009 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), announced today that it has agreed to terminate the existing charter of the Kamsarmax-class vessel “Pedhoulas Merchant”. The charter was contractually due to expire in November 2010. Following this agreement, the vessel is expected to be redelivered between February and March, 2010. In exchange for the early redelivery of the vessel, the charterer has agreed to pay the Company cash compensation between $5.1 and $6.5 million, depending on the vessel’s actual redelivery date. Following redelivery the vessel will be available for employment.

Polys Hajioannou, CEO and Chairman of the Board of Directors of the Company, said: “During 2009, we have entered into similar early termination agreements with proper compensation, which strengthen our cash position. Traditionally we seek to maintain a high charter coverage ratio, while employing certain of our vessels in the spot market to take advantage of the higher rates until meaningful period time charters can be contracted.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services,

transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company's common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 14 drybulk vessels, all built post-2003, and the Company has contracted to acquire six additional drybulk newbuild vessels to be delivered at various times through 2012 and has agreed to sell one vessel.

Forward-Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended and in the Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the ability to satisfy the closing conditions of the acquisition, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Telephone: +30 210 895 7070

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com